NEWS RELEASE 10-39	NOVEMBER 15, 2010

FRONTEER INTERSECTS 12.30 G/T GOLD OVER 50.4 METRES
AT LONG CANYON GOLD PROJECT, NEVADA

Fronteer Gold (FRG: TSX/NYSE-Amex) reports that ongoing drilling has returned the best intercept to date at its wholly owned Long Canyon gold deposit in Nevada. Mineralization at Long Canyon continues to be 100% oxidized and remains open in all directions.

New results, largely concentrated to the northeast of the current resource area, include:

  12.30 grams per tonne gold (0.359 ounces per ton) over 50.4 metres, including 20.91 g/t gold (0.611 oz/ton) over 23.5 metres in LC577C;

  6.31 g/t gold (0.184 oz/ton) over 49.2 metres, including 17.21 g/t gold (0.503 oz/ton) over 5.6 metres in LC568C;

  7.31 g/t gold (0.214 oz/ton) over 32.9 metres, including 22.84 g/t gold (0.667 oz/ton) over 3.8 metres in LC591C;

  7.21 g/t gold (0.211 oz/ton) over 28.5 metres in LC588C;

  4.40 g/t gold (0.128 oz/ton) over 26.2 metres, including 10.08 g/t gold (0.294 oz/ton) over 3.2 metres in LC574;

  4.86 g/t gold (0.142 oz/ton) over 23.5 metres, including 14.01 g/t gold (0.409 oz/ton) over 3.5 metres in LC565C.

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Intervals less than 1 g/t are not reported in this press-release table. "C" indicates a core hole. For a PDF of comprehensive drill results from 2010, including new and non-reportable intercepts, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1039.pdf

For a map highlighting recent drilling, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1039.pdf

THE NEAR-TERM PROGRAM

Fronteer Gold is well-funded to advance Long Canyon on a 100% basis as we move the project toward production. Six drill rigs are operating on the property as part of an ongoing 70,000-metre program. Drilling is now scheduled to extend through winter, with an additional 10,000 metres of drilling planned for December though to March 2011. A $20-$25 million development/exploration program is estimated for 2011, including near-term goals of:

  completing an updated resource and Preliminary Economic Assessment in early 2011;

  undertaking 75,000 metres of exploration and development drilling;

  initiating permitting;

  completing an additional resource update near year-end 2011; and,

  commencing feasibility stage.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our financial strength and solid operational team give us the ability to advance our key gold projects to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Additionally, we have 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold's Annual Information form and Fronteer Gold's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.